Exhibit 99.1

NETCLASS TECHNOLOGY INC Announces $2.4 Million Private Placement (PIPE) Financing to Advance AI Applications and Blockchain Initiatives in Singapore

SINGAPORE and HONG KONG, September 15, 2025 – NETCLASS Technology INC (Nasdaq: NTCL; the “Company” or “NetClass”), a leading B2B smart education IT solutions provider with offices in Shanghai, Hong Kong, Singapore and Tokyo, today announced that on August 31, 2025, the Company entered into a securities purchase agreement (the “Agreement”) with an institutional investor (the “Investor”) relating to a private placement of 1,500,000 Class A ordinary shares at $1.60 per share, for gross proceeds of approximately $2.4 million.

The transaction is expected to close within 60 days of the date of the Agreement (the “Closing Date”), subject to customary conditions. Under the terms of the Agreement, the Investor will have the right to purchase up to an additional 1,500,000 Class A ordinary shares at $1.60 per share over the next three years following the closing date.

The agreement is expected to support NetClass’s strategic plan to broaden the AI application scenarios and further advance the application of blockchain technology. The Company has already deployed AI-assisted language learning systems across multiple universities and is developing additional AI-driven tools to enhance its education portfolio. NetClass is also planning to expand its education chain and strengthen the adoption of EDC token in Singapore, as well as to explore the potential issuance of new tokens. These initiatives are aligned with the Company’s strategic moves to establish a Singapore subsidiary and relocate its global headquarters there. Singapore’s supportive policies for blockchain and AI applications have made it an ideal base for global growth.

“This financing underscores the confidence of the investor in our strategy and vision and validates the steps we are taking to transform education through technology. It not only strengthens our balance sheet but also provides the capital flexibility needed to accelerate development of our AI technologies, education chain, the EDC token, and explore new token-based opportunities,” said Dr. Jianbiao Dai, Chairman and Chief Executive Officer of NetClass. “With Singapore now as our global headquarters, we are strategically positioned to leverage Singapore’s supportive policies for blockchain and AI, access world-class talent and capital, and drive sustainable growth for our company, partners, and shareholders.”

About NETCLASS TECHNOLOGY INC

NETCLASS TECHNOLOGY INC is a leading B2B smart education specialist with offices in Shanghai, Hong Kong, Singapore, and Tokyo, providing innovative IT solutions to schools, training institutions, corporations, public agencies, and other organizations. Our services include SaaS subscription services and application software development, with solutions spanning teaching and campus management, online teaching, examinations, epidemic prevention, data storage, EDC (Education Credit) blockchain systems, and lecturer evaluation services. Our mission is to deliver reliable, high-quality products that drive sustainable growth for our customers. For more information, please visit the Company’s website: https://ir.netclasstech.com

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-

looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

NETCLASS TECHNOLOGY INC

Investor Relations

Email: ir@netclasstech.com

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global